LOSS PER COMMON SHARE COMPUTATION
                     VANGUARD AIRLINES, INC.


                                  Six Months ended June 30,
                                  1997                1996

Net Loss                      $(15,103,314)       $  (7,798,131)

Weighted average number of
common and common equivalent
shares outstanding /1/          11,752,477             8,574,255

Net loss per share                 $(1.29)              $(.91)







/1/ In 1997 and 1996, outstanding stock options and warrants were not considered in the net loss per share calculation, as their effects are antidilutive.